INVEST IN **CREATOR FILMS**

Modern faith-infused movies



Creator FILMS
Infusing Faith in Media

creatorfilms.com Menifee CA

Entertainment | Crowdfunding | Film | Family | Religion

Highlights

1. About Hope (our first feature film) opened in the box office top 20 and is currently available on Amazon Prime.
2. Invest in a company, not a single project. Next film is in development along with 2 children shows.
3. Distribution partners: Glass House Distribution, Vision Films, Nova Vento Entertainment, and more.
4. Our productions are efficient and community supported which keeps our costs down. (1/4 the cost compared to average independent film)
5. More than a stockholder, you have an insiders seat as part of the process from the pitch, to production and through distribution.
6. Our projects are infused with faith. They bring a message of hope, truth, & redemption to the world.
7. Faith Market is a growing segment and has great potential for crossover to a wider audience.

Our Team



David D. Dietrich Founder / President



David D. Dietrich Founder / President

Director and Producer of About Hope, a faith-infused romantic comedy. Experiences consultant for non-profit ministries and churches around the world in communications and strategic planning.

Co-founder David Dietrich is both a filmmaker and pastor. He is passionate about telling stories about faith, truth, and hope. His films have inspired hundreds of thousands in church services across the world. He knows the millions of people of faith across the US are hungry to see characters like them represented in contemporary films.













Michael Klein Treasurer/Secretary

Follower of Christ, husband and father of two boys. Seeking to serve my community and those most in need and initiate proactive change.

Cyndi L Monroe Board Member

Founder and Director of CAT Corona, an after school musical theater academy for students, writer and producer of "False Hopes" a faith infused Romantic comedy.

Tim Maranville Board Member

Senior Marketing & Media Strategist with an entrepreneurial spirit and a passion for servant leadership.

Brad Pettijohn Chairman of the Board

Cynthia Mitchell Board Member

Vicky Dawson Board Member

A New Voice in Media Production

Creator Films is a new kind of media company. It's a bold new experiment in the development, production, and distribution of films. It challenges the norm by activating the crowd, leaning on new technologies, and cutting out the bureaucracy by doing it all in house.

2.4 Billion Christians are Looking for Content that Represents their Values...





Good Omens
the Conners
American Horror Story
Modern Family
Sabrina
Grey's Anatomy
13 Reasons Why
Faith and Family Content is Neglected
Jack Ryan
The Witcher
Sex Education
young Sheldon
Manifest
Empire

As Christians search for content they are faced with the reality that the stories being told in our society seem to be obsessed with the darker side of the human condition. Themes of suicide, crime, betrayal, and distrust are told with increased amounts of sexualization and gore.

...and Safe Content for their Children





SHE-RA
GRAVITY FALLS
DuckTales
Doc McStuffins
Voltron
Arthur
Children's programming is being used to promote sexual ethics and political ideology
THE DRAGON PRINCE
AMAZON ORIGINAL
Clifford The BIG RED DOG
Ridley Jones
The Loud House
Muppet Babies

Kids programming is no longer about roadrunners and steamboats. They now seem to be more concerned with teaching identity politics, worldview, and sexual ethics. Millions of parents are frustrated at the coordinated effort by the "Media Giants" to shape the values of their children through the media they are consuming.

A Fruitful Opportunity



Box Office to Budget
Passion of the Christ 2,040%
War Room 2,433%
Courageous 1,750%
I Can Only Imagine 1,220%
The Shack 480%
Facing the Giants 10,307%
Fireproof 6,694%
The Case for Christ 600%
Heaven is for Real 840%
Faith-based films have the potential for some of the industries highest ROI's
2.1T Christian Film Yearly Box Office
67 Christian Films 2018, Up From 16 in 1996

Faith Based films have a broad market because they are family friendly. Our goal is not to simply make films that appeal to Christians, but to target a four quadrant market, which is the key to maximizing you audience. It just so happens that Faith Based films are perfect for solution in that endeavor.

A Million Points of Light Shining Together

The company is owned by people who believe there are better stories to tell. People who recognize the power of a crowd to galvanize an idea to make big things happen. In short it is owned by people like you!



A Company Owned by People of Faith
Making Movies for the World



Our investors (dubbed "Creators") have the privilege of owning stock and participating as a valued insider in the making and distribution of faith-infused, major motion pictures and television. For many of our mission-oriented investors that is only part of their involvement. They also love the opportunity to do good; by supporting the creation of better stories that impact people through sharing the values of faith, hope, and truth.

In short, our investors are just as interested in the purpose of our company as the plans we have to grow it.

More than a Concept

Creator Films is a new company, but it has proven it's ability to create high quality content. We have already developed, financed, and produced our first feature film; a Romantic Comedy called About Hope.



About Hope was developed, directed, and produced by our co-founders, David D. Dietrich and Cyndi Monroe. It is currently in distribution and is fully owned by Creator Films. About Hope is a "prototype" of the type of stories we want to tell (character driven stories, infused with faith, and fun to watch.)

It has a 4 star rating on Amazon Prime and is available to view now.

The First of Many Films (and other media properties) You will Own!

We are a company built for media production. We own the production equipment, we understand the process from start to finish, and we have a community of artists, actors, and professionals that help us produce on a budget. We are also growing and are preparing to release our first series of Children's books, comics, and animated content. The sky is the limit!

The Next Steps for Creator Films

We have three goals for this year.

1.) Begin production on the 1st season of "The Adventures of Steebie Dee" our first animated children's show and Creator Kids, our live action musical variety show.

2.) Develop additional internal structures to support our growing community of "Creators" to maximize our effectiveness and keep our community of investors and supporters engaged.

3.) Begin production on our 2nd feature film, "Christmas in Kalispell" a modern Christmas story with an infusion of faith and some amazing new Christmas music.

Forward-looking projections cannot be guaranteed.

It's Time to Act!

There's a lot of people out there that feel like their voice isn't heard in media. Here's your chance to be an influencer instead of being influenced. Ask yourself, "Will I ever regret deciding to take an active stance in impacting my society for good with positive, family friendly, faith infused content and media? Or will I regret not seizing a simple opportunity to join others in making a way for our voices to be heard as well?"